UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

In accordance with the provisions of article 28 of the Sole Consolidated Text of the Securities Market Law, approved by Supreme Decree No. 093-2002-EF and the Regulations of Relevant Facts and Reserved Information, approved by SMV Resolution No. 005-2014-SMV/01, we hereby inform the following, as a "Relevant Fact":

1.	Through a Relevant Fact dated November 26, 2018, Cementos Pacasmayo S.A.A. (the "Company") announced, the commencement of its offer to purchase for cash (the "Tender Offer") up to U.S.$150,000,000 aggregate principal amount of its outstanding 4.50% Senior Notes due 2023 (the “Notes”), which Tender Offer was addressed to all holders of the Notes.

2.	In addition, by communication dated December 7, 2018, the Company informed that as of 5:00 p.m. (New York City time) on December 7, 2018 (The "Early Tender Date"), U.S.$168,388,000, or approximately 56.13%, of the total outstanding principal amount of the Notes had been validly tendered (and not validly withdrawn) in the Tender Offer. Furthermore, the Company informed that it expected that the settlement corresponding to the purchase of the Notes mentioned in this section 2 would occur on December 11, 2018 (the "Early Settlement Date") and that holders of Notes validly tendered (and not validly withdrawn) on or before the Early Tender Date and accepted for purchase would be eligible to receive U.S.$1,005 per U.S.$.1,000 principal amount of Notes (which includes the early tender premium of U.S.$30.00 per U.S.$.1,000 principal amount of Notes) (the "Early Tender Premium"), along with accrued and unpaid interest from the last interest payment date for the Notes up to, but excluding, the Early Settlement Date.

3.	In this regard, today (the Early Settlement Date), the settlement of Notes validly tendered (and not validly withdrawn) as of the Early Tender Date took place. In this settlement process, the Company made the payment of a total amount of U.S.$171,818,905.70 in favor of the holders of the above-mentioned Notes, which includes the Early Tender Premium and accrued and unpaid interest from the last interest payment date for the Notes up to, but excluding, the Early Settlement Date, as set forth below:

Aggregate Principal Amount Tendered as of the Early Tender Date	Total Amount Paid for the Notes (including the Early Tender Premium)
U.S.$168,388,000	U.S.$171,818,905.70

4.	The Tender Offer remains open and is scheduled to expire on the Expiration Date, which, according to the announcement made by the Company on November 26, 2018, will be at 11:59 p.m. ( New York city time) on December 21, 2018 (unless such term is extended or the Tender Offer is earlier terminated by the Company, in its sole discretion). The Company’s acceptance for purchase of additional Notes after the Early Tender Date is subject to the Maximum Tender Amount.

5.	The Tender Offer is subject to the terms and conditions set forth in the Offer to Purchase, which is available to investors at the Company’s offices.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: December 11, 2018